Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hylio, Inc.
1020 Agnes Road
Richmond, TX 77469
https://www.hyl.io

Up to $4,999,994.03 in Common Stock at $16.43
Minimum Target Amount: $9,989.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Hylio, Inc.
Address: 1020 Agnes Road, Richmond, TX 77469
State of Incorporation: TX
Date Incorporated: January 08, 2015

Terms:

Equity

Offering Minimum: $9,989.44 | 608 shares of Common Stock
Offering Maximum: $4,999,994.03 | 304,321 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $16.43
Minimum Investment Amount (per investor): $328.60

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

<u>Reservations Bonus | 10% Bonus Shares</u>

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

<u>Loyalty Bonus | 10% Bonus Shares</u>

As you are a previous investor, a loyal Hylio customer, and/or a friend/family member of Hylio, Inc., you are eligible for additional bonus shares.

<u>Time-Based Perks</u>

Early Bird 1: $1,000+ = Perk1 (Exclusive Hylio Investor Hat) + 3% bonus shares.

Early Bird 2: $5,000+ = Perk1 + Perk2 (Access to Hylio Owners Community Discord Channel) + 5% bonus shares.

Early Bird 3: $10,000+ = Perk1 + Perk2 + Perk3 (Access to virtual, quarterly update call from CEO) + 8% bonus shares.

Early Bird 4: $20,000+ = Perk1 + Perk 2 + Perk3 + Perk4 (Hylio HQ Site Tour and Meet-And-Greet with Founders - Travel fees NOT included) + 10% bonus shares.

<u>Mid-Campaign Perks (Flash Perks)</u>

Flash Perk 1: Invest $10,000+ between the 40th - 45th day and receive 5% bonus shares.

Flash Perk 2: Invest $10,000+ between the 60th - 65th day and receive 5% bonus shares.

<u>Amount-Based:</u>

Tier 1 Perk: $1,000+ = Perk1 (Exclusive Hylio Investor Hat).

Tier 2 Perk: $5,000+ = Perk1 + Perk2 (Access to Hylio Owners Community Discord Channel) + 1% bonus shares.

Tier 3 Perk: $10,000+ = Perk1 + Perk2 + Perk3 (Access to virtual, quarterly update call from CEO) + 3% bonus shares.

Tier 4 Perk: $20,000+ = Perk1 + Perk 2 + Perk3 + Perk4 (Hylio HQ Site Tour and Meet-And-Greet with Founders - Travel fees NOT included) + 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hylio Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $16.43/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1643. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, and the Audience Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Hylio designs, manufactures, and provides innovative UAS (unmanned aerial systems), that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while lowering costs and environmental impact. Based in Texas, Hylio is proudly American owned and operated. Hylio's mission is to feed more people, at lower costs with US-made systems.

Competitors and Industry

Competitors and Industry

China-based companies, such as DJI and XAG are the largest players in the sector at the moment and are Hylio's primary, direct competition. Hylio currently holds an estimated 10-20% of the US market, with these Chinese firms holding the other 80%+. These companies excel at mass production and low initial price point, but their reliability, after-sales support, and software are lacking. While Hylio's systems typically have a higher initial price point than our Chinese counterparts', we have seen, in direct comparison trials with 3rd party evaluators, that our systems can be more effective and efficient, thus providing higher overall return on investment thanks in part to Hylio's robust hardware and intuitive software. Hylio's swarm control technology is widely considered to be the most advanced in the industry, leading Hylio to receive the first ever permission from the FAA in Feb. 2024 to swarm heavy-lift, agricultural UAS. Hylio's swarm technology, as well as other technologies it is currently developing such as automated refill/recharge stations, AI weed ID tools, and hybrid-fuel systems, are key advantages that could continue to provide Hylio the competitive edge over the foreign-made systems in terms of productivity and overall return on investment.

Hylio, as an American owned and operated company, is able to establish a nation-wide service and distribution network that aligns with the typical American farmer's values, needs, and wants better than these foreign competitors could; offering more timely and effective service. Furthermore, the U.S. government has identified that Chinese made UAS, especially those produced by DJI, may be cause for national security concern. Currently, the Countering CCP Drones Act, a Congressional bill that was proposed by Rep. Elise Stefanik (R- NY) has passed the House and is being considered in the Senate. This bill would effectively ban DJI entirely from the US market by revoking their ability to legally obtain FCC operating licenses for their products. While it is not certain whether this bill and ban will go through, the fact that such a bill is up for consideration at the highest levels of US govt. demonstrates that there is serious concern with foreign-made UAS in the agricultural and other sectors, and therefore strong demand for a USA-based company, such as Hylio, to provide a competitive alternative.

Current Stage and Roadmap

Hylio is post-revenue with commercialized products in the market that generate healthy, positive cashflow for the company. Usually, most of Hylio's profits are themselves invested back into growing the company. Funds raised at this stage will be used to further catalyze the company's growth in a number of ways:

Hylio plans to continue developing and launching innovative new products, such as hybrid-powered UAS, remote sensing UAS, AI weed ID tools, automated refill-recharge stations, enterprise software features, and more. These products are expected to substantially grow Hylio's market share by both vastly improving the effectiveness and productivity of our existing offerings, but by also expanding our product portfolio to capture entirely new market segments we were not previously addressing.

Hylio plans to significantly improve its production capabilities in order to meet the rapidly growing demand in its industry. The funds will allow Hylio to complete a new, 40,000 sq. ft. production facility and outfit it with necessary equipment, staff, and utilities to optimize production output. With the new facility, Hylio plans to increase its production rates from the current 500-1000 units per year, to 5000+ units per year. This represents a 5-10x production output increase, which will translate to a 5-10x revenue increase per year.

Hylio plans to execute various business development and marketing strategies to grow its market share and increase its footprint. Primarily, Hylio will focus efforts on growing its distribution and support network, in order to increase sales volumes and to offer better and more expedient service to our customers throughout the country. With its in-house media team, Hylio will produce high quality promotional content that will be distributed via popular platforms such as YouTube, Facebook, Instagram, LinkedIn, and more. Hylio will continue to maintain a professional presence at large-scale agricultural and farming trade shows such as Husker Harvest Days, Commodity Classic, World Ag Expo, Farm Progress Show, and more.

The Team

Officers and Directors

Name: Arthur Erickson

Arthur Erickson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Co-Founder, and Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Executive management, business and product development, strategy, and scaling. Arthur currently receives a $150,000 salary and holds ~20% equity.

Name: Nikhil Dixit

Nikhil Dixit's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer, Co-Founder, and Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Technological strategy, product design, managing developers and engineers. Nikhil receives a salary of $150,000 and holds ~20% equity.

Other business experience in the past three years:

- Employer: NVIDIA
  Title: Sr. Computer Architect
  Dates of Service: June, 2017 - September, 2022
  Responsibilities: Nikhil developed GPU architecture features for AI and ray-tracing.

Name: Nicholas Nawratil

Nicholas Nawratil's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Co-Founder, and Director
  Dates of Service: May, 2017 - Present
  Responsibilities: Managing manufacturing, fleet operations, support infrastructure, and regulatory compliance. Nicholas receives a salary of $150,000 and holds ~20% equity.

Name: Mike Oda Jr.

Mike Oda Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer, Co-Founder, and Director
  Dates of Service: January, 2015 - Present
  Responsibilities: Financial management, accounting, financial strategy, sales and marketing strategy. Mike currently receives a salary compensation of $51,000 per year and holds ~20% equity.

Other business experience in the past three years:

- Employer: Pacific Arc
  Title: President
  Dates of Service: August, 2017 - Present
  Responsibilities: Management

Other business experience in the past three years:

- Employer: PrimeTime Dining
  Title: President
  Dates of Service: August, 2017 - Present
  Responsibilities: Management

Other business experience in the past three years:

- Employer: Riverbend RV Park
  Title: President
  Dates of Service: August, 2017 - Present
  Responsibilities: Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the

stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose

subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

In the United States the use of our UAS for their intended use is regulated by the FAA, EPA, and possibly other regulatory bodies on the Federal, State, and Local levels depending on the operation. U.S. regulations that pertain to UAS, including crop-spraying UAS, are prone to change.

We inform all of our clients of the existence and necessity of these regulations; ultimately the customers are responsible for ensuring that their use of our products is in accordance with all applicable laws and regulations. The use of our UAS products, and UAS in general, may become more or less regulated in the future; it is difficult to predict what the regulatory agencies will decide to do. The existence of the current regulations, or future regulations, may pose a barrier to the expansion of our sales within the United States. This barrier to the expansion of our sales may cause the value of your investment to decline.

Use and sale of our products outside of the United States may be affected by various laws and regulations. These include import/export laws and regulations.

Most countries have their own equivalents to the FAA and EPA that may impose laws and regulations on the use and sale of our products within their country. Navigating these regulations in order to conduct business outside of the U.S. may cause Hylio to incur additional expenses that affect its income and/or profitability. These financial factors may cause your investment to lose value. Additionally, Hyio is required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Arthur Erickson	1,924,350	Common Stock	22.294%
Nikhil Dixit	1,924,349	Common Stock	22.294%
Mike Oda	1,924,350	Common Stock	22.294%
Nick Nawratil	1,924,349	Common Stock	22.294%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 304,321 of Common Stock.

Common Stock

The amount of security authorized is 10,366,856 with a total of 9,131,742 outstanding.

Voting Rights

One vote per share, please see below that the voting rights of securities sold in this offering contain a voting proxy.

Material Rights

Stock Options

The total amount outstanding does not include 500,000 of shares to be issued pursant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $241,414.14
  Number of Securities Sold: 702,602
  Use of proceeds: General expansion of company, increased production and revenue generation.
  Date: May 20, 2019
  Offering exemption relied upon: Rule 501(a) Regulation D

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,004,160.50
  Number of Securities Sold: 308,125
  Use of proceeds: Marketing, R&D, Inventory, Operations.
  Date: May 10, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Fiscal Year ending December 31, 2024 Revenue was $11,224,957

Revenue for the 2024 Fiscal Year was primarily generated from the sale of UAS products. The revenue increase between 2024and 2023 was approximately 35.35%. In 2023 & 2024, Hylio sold UAS products to a variety of customers, including government entities, large corporations, agribusinesses, individual farms, and distributors/resellers.

Cost of Sales

Hylio's Cost of Sales in 2023 was approximately 56%; in this year, Hylio's primary costs were Cost of Good Sold associated with the sale of UAS products.

Hylio's Cost of Sales in 2024 was approximately 51%%; in this year, Hylio's primary costs were Cost of Good Sold associated with the sale of UAS products.

Gross Margins

Hylio's targeted gross margins in 2023/2024 were approximately 55% when selling direct to the consumer and approximately 40% when selling to dealers/resellers. Hylio's Gross Profit in Gross Profit in 2023 was $3,652,805 and in 2024 was $5,512,512

Expenses

Hylio's Company Expenses consist of sales, marketing, leasing, legal, expenses as well as compensation to employees/contractors.

2023 Operating Expenses were: $3,345,023

2024 Operating Expenses were: $5,157,625

The approximately $1,812,602 increase in operating expenses from 2023 to 2024 arose from increased Sales, Marketing, and General Administrative costs associated with Hylio's growth and expansion.

Historical results and cash flows:

Hylio's historical financial results display rapid revenue growth year over year. Hylio is confident that similarly strong revenue growth trends will continue in the future.

In its earlier years, Hylio primarily utilized cash from loans, angel investors, and founders in order to fund the infrastructure, marketing, and manpower needed for initial commercialization. In 2024, Hylio was able to access significant profits from sale of its UAS products to fund its expansion and growth. Going forward, Hylio will generate cash for growth by both selling equity and by selling its products and services. Hylio will be able to access increasingly large amounts of credit from lending institutions as its sales continue to grow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Revolving Line of Credit available from Allegiance Bank for $2,000,000 - outstanding balance of $1,500,000, Cash on Hand is approximately $1,246,234.63 as of April 20 2025.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds of the StartEngine campaign are not critical to company operations.

Cash on Hand and Revolving LOC are strong to support and grow the current business for the foreseeable future.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds will be necessary for Hylio to accelerate growth at a rapid pace and will be required for expedited market proliferation but are not strictly necessary for the survival/viability of the company in general. Hylio has already raised $2.5M as of 04/22/2025. If Hylio raises the maximum of $5M, (an additional of ~$2.5M) then the raised funds will constitute 67% of the funds our company has.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Given our current average rate of sales and expenses, as referenced in our financial statements, Hylio will be able to operate indefinitely even if we only raise the minimum amount.

How long will you be able to operate the company if you raise your maximum funding goal?

Hylio will be able to operate indefinitely, based on current sales and expenses figures (as referenced in our financial statements), regardless of whether or not we raise our maximum goal of $5M.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Hylio intends to raise a Reg A round on the StartEngine platform within the next 2 years.

Indebtedness

- Creditor: Stellar Bank - Line of Credit
Amount Owed: $1,499,672.00
Interest Rate: 9.1%
Maturity Date: August 26, 2024
The Company entered into a Line of Credit agreement with Stellar Bank during fiscal year 2022. The credit facility size $500,000. The interest rate is 9.1% per annum with maturity date August 24, 2024. The total outstanding balance as of December 31, 2023 and December 31, 2022 was $305,094 and $250,000, respectively. The entire balance is classified as current.

- Creditor: Stellar Bank - 10 Yr Commercial
Amount Owed: $953,674.00
Interest Rate: 9.5%
Maturity Date: March 29, 2034

- Creditor: Gulf Coast Economic Development District, Inc.
Amount Owed: $931,060.00
Interest Rate: 4.0%
Maturity Date: February 01, 2034

- Creditor: Shareholders Loan - Mike Oda
Amount Owed: $76,513.00
Interest Rate: 0.0%
Maturity Date: January 01, 2036

- Creditor: SBA EIDL
Amount Owed: $50,231.00
Interest Rate: 3.75%
Maturity Date: May 25, 2050

Related Party Transactions

- Name of Person: Nicholas Nawratil
Relationship to Company: Director
Nature / amount of interest in the transaction: From July 2021, the company issued two promissory notes to one of its owners and officers, Nicholas Nawratil, in the aggregate amount of $ 355,035. The notes bear an interest rate of 2% per annum. The accrued interests, together with the entire principal, shall be due and payable on the tenth anniversary from notes issuance ('Maturity date'), ranging from 2021 through 2031. As of December 31, 2024, and December 31, 2023, the outstanding balance of this note is in the amounts of $215,036 and $265,035. As of December 31, 2024, and December 31, 2023, accrued interest on the notes is in the amount of $21,985 and $15,885, respectively. Material Terms: As of December 31, 2023, and December 31, 2022 , accrued interest on the notes is in the amount of $15,885.33 and $9,784.63, respectively. The note has been classified as non-current and accrued interest as non-current.

- Name of Person: Elena Oda
Relationship to Company: Family member
Nature / amount of interest in the transaction: The Company entered into a lease agreement for building and land with an immediate family member of Mike Oda, CFO, and therefore a related party. Rental payments made during the years ended December 31, 2024, and 2023 were $266,672 and $97,050, respectively.
Material Terms:

- Name of Person: Mike Oda
Relationship to Company: Family member
Nature / amount of interest in the transaction: The Company entered into a contracted service agreement for certain services with an immediate family member of Mike Oda, CFO, and therefore a related party. Total payments made during the years ended December 31, 2024, and 2023 under this arrangement were $10,015 and $1,406, respectively.
Material Terms:

- Name of Person: Pamela Pritchard
Relationship to Company: Family member
Nature / amount of interest in the transaction: The Company entered into a contracted service agreement for recruiting services with an immediate family member of Nicholas Nawratil, COO, and therefore a related party. Total

expenses incurred under this arrangement for the years ended December 31, 2024, and 2023 were $44,423 and $35,961, respectively.
Material Terms:

Valuation

Pre-Money Valuation: $150,034,521.06

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we only have one class of stock currently and have assumed all outstanding options are exercised. We currently do not have any convertible securities. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,989.44 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Production & Operations
  94.5%
  Hylio is already an established market player with revenues and positive cash flow in the millions of dollars. $15,000 is a relatively small sum when compared to our day-to-day revenue and expenses. These funds would simply go into production & operations, meaning they would be used for payroll, inventory, and other day-to-day expenses for running the business.

If we raise the over allotment amount of $4,999,994.03, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  54.5%
  In a highly competitive and rapidly evolving industry, Hylio must continue to improve its existing products and develop entirely new technologies in order to maintain its edge in the marketplace. Hylio will use the majority of these raised funds to bolster its engineering staff and resources in order to develop innovative technologies such as hybrid-powered UAS, remote sensing UAS, AI tools for weed ID and treatment optimization, enterprise software features, and more.

- Production and Operations
  30.0%
  In order to meet rapidly rising demand for its products, Hylio must scale its production capabilities significantly. A sizable portion of the funding will be deployed towards completion and optimization of a new, approximately 40,000 sq. ft. production facility. At full capacity, Hylio plans to produce 5,000+ UAS units per year in this new facility.

- Business Development
  10.0%
  Hylio will utilize a relatively smaller portion of the funding to launch sales and marketing campaigns focused on capturing both retail sales to end users as well as wholesale distribution to established agricultural equipment dealers around the country. Hylio will utilize its in-house media tem to produce high quality promotional content which will be distributed across popular platforms such as YouTube, Facebook, Instagram, LinkedIn, and more.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.hyl.io (https://www.startengine.com/offering/hylio).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hylio

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Hylio, Inc.

[See attached]

HYLIO INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024
AND
DECEMBER 31, 2023



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hylio, Inc.
Richmond, Texas

Opinion

We have audited the financial statements of Hylio, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2024, and 2023 and the related statements of operations, changes in stockholders' equity, and cash flows (collectively, the "financial statements") for the period ending December 31, 2024, and 2023 and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023 and the result of its operations and its cash flows for the period ending December 31, 2024, and 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 17, 2025
Los Angeles, California

HYLIO INC.
BALANCE SHEETS

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,499,710	$	733,583
Accounts Receivable		1,575,708		-
Inventory		3,145,610		3,400,204
Prepaids and Other Current Assets		22,908		46,207
Total Current Assets		6,243,936		4,179,994
Property and Equipment, net		402,527		81,686
Intangible Assets, net		1,811,017		1,023,819
Loans Granted, related party		215,036		265,035
Righ of use assets, net		56,574		146,429
Deferred Tax Asset		84,181		-
Total Assets	$	8,813,271	$	5,696,963
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable and accrued liabilities	$	822,429	$	622,689
Accounts Payable, Related Party		150,000		-
Deferred Revenue		2,831,591		2,197,276
Credit Cards		167,523		125,998
Short Term Loans		1,499,672		305,094
Line of Credit, current portion		162,259		162,129
Lease liability, current portion		58,241		85,855
Other Current Liabilities		22,875		14,435
Total Current Liabilities		5,714,590		3,513,476
Line of Credit		1,772,706		689,978
Shareholder Loan		76,513		76,513
Lease liability		-		62,241
Total Liabilities		7,563,809		4,342,208
STOCKHOLDERS EQUITY				
Common Stock		853		951
Additional Paid in Capital		1,200,060		1,389,677
Equity Issuance Costs		(125,655)		(91,776)
Retained Earnings		174,204		55,903
Total Stockholders' Equity		1,249,462		1,354,755
Total Liabilities and Stockholders' Equity	$	8,813,271	$	5,696,963

See accompanying notes to financial statements.

HYLIO INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	11,224,957	$	8,293,164
Cost of Goods Sold		5,712,445		4,640,359
Gross profit		**5,512,512**		**3,652,805**
Operating expenses				
General and Administrative		4,661,826		3,023,213
Sales and Marketing		495,799		321,810
Total operating expenses		**5,157,625**		**3,345,023**
Net Operating Income		**354,887**		**307,782**
Interest Expense		(168,728)		(38,981)
Other Income/(Loss)		(49,954)		16,676
Income before provision for income taxes		**136,205**		**285,477**
Benefit/(Provision) for income taxes		(17,904)		-
Net Income	$	**118,301**	$	**285,477**
Earnings Per Share Basic	$	0.01	$	0.03
Earnings Per Share Diluted	$	0.01	$	0.03

See accompanying notes to financial statements.

HYLIO INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		Additional Paid In Capital	Equity Issuance Costs	Retained earnings	Total Shareholder Equity
	Shares	Amount				
Balance—December 31, 2022	9,808,125	$ 981	$ 1,839,847	$ (91,776)	$ (229,574)	$ 1,519,478
Shares repurchased	(300,000)	(30)	(450,170)	-	-	(450,200)
Adjutments related to prior year	-	-	-	-	-	-
Net income	-	-	-	-	285,477	285,477
Balance—December 31, 2023	9,508,125	$ 951	$ 1,389,677	$ (91,776)	$ 55,903	$ 1,354,755
Shares repurchased	(1,094,949)	(109)	(1,642,505)	-	-	(1,642,614)
Issuance of common stock	113,926	11	1,452,888	(33,879)	-	1,419,021
Net income	-	-	-	-	118,301	118,301
Balance—December 31, 2024	8,527,102	$ 853	$ 1,200,060	$ (125,655)	$ 174,204	$ 1,249,462

See accompanying notes to financial statements.

- 5 -

HYLIO INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Profit before taxes	$	136,205	$	285,477
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation of Property		86,646		289,941
Amortization of Intangibles		323,721		157,969
Changes in operating assets and liabilities:				
Accounts Receivable		(1,575,708)		-
Inventory		254,594		(2,544,375)
Prepaids and Other Current Assets		23,299		557,891
Accounts payable and accrued liabilities		97,655		550,665
Accounts Payable, Related Party		150,000		
Deferred Revenue		634,315		1,086,218
Credit Cards		41,525		(6,555)
Other Current Liabilities		8,440		16,073
Net cash provided by operating activities		**180,692**		**393,303**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(407,487)		(346,540)
Purchases of Intangible assets		(1,110,919)		(663,958)
Net cash used in investing activities		**(1,518,406)**		**(1,010,498)**
CASH FLOW FROM FINANCING ACTIVITIES				
Common stock issued for cash net of offering costs		1,419,021		-
Payments for repurchased shares		(1,642,614)		(450,200)
Line of Credit, borrowings		2,277,436		779,925
Loans Granted, related party		49,999		40,002
Net cash provided by financing activities		**2,103,841**		**369,727**
Change in Cash		**766,127**		**(247,468)**
Cash—beginning of year		733,583		981,051
Cash—end of year	$	**1,499,710**	$	**733,583**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	(168,728)	$	(38,981)

See accompanying notes to financial statements.

HYLIO INC.

1. NATURE OF OPERATIONS

Hylio, Inc. was incorporated on January 08, 2015, in the state of Texas. The financial statements of Hylio Inc. (which may be referred to as the "Company", "we", "us", "our" or "Hylio") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Richmond, Texas.

Hylio designs, manufactures, and provides innovative UAS (unmanned aerial systems), that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while lowering costs and environmental impact. Based in Texas, Hylio is proudly American-owned and operated. Hylio's mission is to feed more people, at lower costs, with US-made systems.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC-insured limits by $796,211 and $147,482, respectively.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are recorded at the original invoiced amount, less an allowance for expected credit loss, and are primarily due from customers. Effective January 1, 2023, the Company adopted ASC 326, *Financial Instruments - Credit Losses*, which requires the use of the CECL model to estimate expected credit losses over the life of the receivables. The CECL model is designed to reflect lifetime expected credit losses and is updated periodically based on changes in economic conditions.

The Company evaluates the allowance for doubtful accounts on a collective basis by grouping receivables with similar risk characteristics. This estimate is based on historical credit loss experience, adjusted for current conditions and reasonable forecasts of future economic conditions. The allowance is calculated by considering various factors, including aging of receivables, customer creditworthiness, past collection trends and future outlooking factors.

HYLIO INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2024, AND DECEMBER 31, 2023

For the year ending December 31, 2024, the allowance for expected credit loss reflects the estimated losses expected over the receivables' contractual term. Management will adjust this allowance as necessary to reflect changes in circumstances that impact the collectability of outstanding receivables. As of December 31, 2024, and 2023, the expected credit loss is deemed to be immaterial.

Inventories

Inventories are valued at the lower of cost or net realizable value. Direct costs relating to raw materials and finished goods, which are determined using an average costing method, are considered part of inventories.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Buildings & Improvements	15 Years
Equipment	5-7 Years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level at which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors, including but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Software Development and R&D Costs

The Company capitalizes on software development and R&D costs once technological feasibility is established and determines that such costs are recoverable against future net sales. The company evaluates technological feasibility on a product-by-product basis. Once technological feasibility is established, costs are capitalized. Amounts related to development for which technological feasibility is not yet met are charged as incurred to the statement of operations.

Commencing upon product release, capitalized costs are amortized as period expense in statements of operations, based on the ratio of current gross sales to total projected gross sales.

Amortization is computed over the estimated useful lives of the related asset type. The estimated service lives for intangibles are as follows:

Category	Useful Life
Software	5 years
Research & Development	5 Years

Income Taxes

Hylio Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of

goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues primarily from the sale of its UAS (Unmanned Aerial Systems) products to a variety of customers, including government entities, large corporations, agribusinesses, individual farms, and distributors/resellers. Revenue is recognized when the goods are shipped to the customers and the Company satisfies its performance obligations stipulated under the contract with the customer, which satisfies the ASC-606 revenue recognition criteria.

Cost of Sales

Costs of goods sold include the cost of equipment sold, cost of direct labor, federal excise tax, freight and inwards delivery, cost of packaging and supplies, and any other directly attributable costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $495,799 and $321,810, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require

HYLIO INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2024, AND DECEMBER 31, 2023

additional disclosure. Subsequent events have been evaluated through April 17, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2022.

We adopted the standard effective January 1, 2023 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of right-of-use assets and lease liabilities on the balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including the lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease right-of-use assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over the lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2023

The cumulative effects of the changes made as a result of the adoption of the accounting standard update on leases are disclosed in the footnotes below.

3. INVENTORY

As of December 31, 2024, and December 31, 2023, inventory consists of:

As of Year Ended December 31,	2024	2023
Raw Materials	3,145,610	3,400,204
Total Inventory	**$ 3,145,610**	**$ 3,400,204**

4. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consist of:

As of Year Ended December 31,	2024	2023
Buildings & improvements	$ 407,700	$ 79,401
Furniture & Equipment	587,250	508,062
Trailers	60,655	60,655
Property and Equipment, at Cost	**1,055,605**	**648,118**
Accumulated depreciation	(653,078)	(566,432)
Property and Equipment, Net	**$ 402,527**	**$ 81,686**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $86,646 and $289,941, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2024, and December 31, 2023, intangible asset consists of:

As of Year Ended December 31,	2024	2023
Software Development	1,369,425	998,047
Research & Development	1,400,135	660,595
Intangible assets, at cost	**2,771,584**	**1,660,665**
Accumulated amortization	(960,567)	(636,846)
Intangible assets, Net	**1,811,017**	**1,023,819**

Amortization expenses for the fiscal year ended December 31, 2024, and 2023, were in the amount of $323,721 and $157,969, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2024:

Period	Amortization Expense
2025	$ 323,721
2026	323,721
2027	323,721
2028	323,721
Thereafter	516,133
Total	$ 1,811,017

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,366,856 common shares. During 2024, the Company repurchased 1,094,949 shares of Common Stock from existing shareholders for $1.50 per share. During 2024, the company issued 113,926 common shares, with $1,452,888 cash raised. As of December 31, 2024, and December 31, 2023, shares outstanding were 8,527,102 and 9,508,125, respectively.

7.   EARNINGS PER SHARE

The following table shows the computation of basic and diluted earnings per share for 2024 and 2023:

As of Year Ended December 31,	2024	2023
Numerator:		
Net Income/Loss	$ 118,301	$ 285,477
Denominator:		
Weighted Average Basic Shares Outstanding	8,527,102	9,508,125
Effects of dilutive securities	-	-
Waighted Average Dilutive Securities	8,527,102	9,508,125
Basic Earning Per Share	$ 0.01	$ 0.03
Dilutive Earning Per Share	$ 0.01	$ 0.03

8.   DEBT

Loans

During the year 2020, the Company entered into an EIDL loan agreement with the Small Business Association with an original loan amount of $113,300. The facility had an interest rate of 3.75% per annum and monthly repayment installments of principal and interest. The loan matures in May 2050, and the principal balance outstanding as of December 31, 2024, and 2023 was $53,848 and $112,058, respectively. The loan is secured against all present and future goods, equipment, inventory, financial instruments, accounts, deposit accounts, general intangibles, and proceeds thereof, encompassing both tangible and intangible assets of the Company.

During the year ended December 31, 2022, the Company entered into an unsecured Credit Agreement with Capital Farm Credit for a principal amount of $15,218. The facility had an interest rate of 8% per annum. The principal amount outstanding under this facility as of December 31, 2024, and 2023 was $0 and $15,218, respectively.

During August 2023, the Company entered into a 10-year unsecured commercial loan agreement with Stellar Bank with a total draw-down facility limit of $1,000,000. The facility carries an interest rate of 9.50% per annum. The maturity date is set for August 2034, and the principal balance outstanding under this facility as of December 31, 2023, was $798,260. The loan is secured against all present and future goods, equipment, inventory, financial instruments, accounts, deposit accounts, general intangibles, and proceeds thereof, encompassing both tangible and intangible assets of the Company.

During 2024, the Company entered into an unsecured loan agreement with Gulf Coast Economic Development District, Inc., amounting to $1,000,000. The effective interest rate under the agreement is 4%, and the maturity date is set for 2034.

Lines of Credit

During August 2023, the Company entered into a line of credit with Stellar Bank with a total limit of $500,000. The line of credit bears an interest of 9.10% and is secured. As of December 31, 2024, and 2023, the total drawdown under this facility was $305,094 and $250,000, respectively. The loan is secured against the inventory assets of the company.

Shareholder Loan

During the year 2016, the Company entered into a loan agreement with a shareholder and, therefore, a related party. The loan is unsecured and does not bear any interest. The maturity date is set for 2036, and the principal balance outstanding under the loan as of December 31, 2024, and 2023 is $76,513 and $76,513, respectively.

Details of the loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Gulf Coast Economic Development District	$ 1,000,000	4.00%	01/09/2024	01/02/2034	85,807	845,253	931,060	-	-	-
Stellar Bank - Line of Credit	500,000	9.10%	24/08/2023	26/08/2024	1,499,672	-	1,499,672	305,094	-	305,094
Stellar Bank - 10 YR Commercial	1,000,000	9.50%	10/10/2023	29/03/2034	69,600	884,074	953,674	155,277	642,983	798,260
SBA EIDL	113,300	3.75%	25/05/2020	25/05/2050	6,852	43,379	50,231	6,852	46,996	53,848
Shareholders loan	76,513	0.00%	2016	2036	-	76,513	76,513	-	76,513	76,513
Total					$ 1,661,931	$ 1,849,218	$ 3,511,149	$ 467,223	$ 766,491	$ 1,233,714

The summary of the future maturities is as follows:

As of December 31, 2024	2024
2025	$ 1,661,931
2026	162,129
2027	162,129
2028	162,129
2029	162,129
Thereafter	1,200,702
Total	$ 3,511,149

Leases

We have entered into lease agreements, mostly for certain business premises. Our lease has an original lease period expiring in 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to our balance sheet as of December 31, 2024, as a result of the adoption of the accounting standard update on leases, were as follows:

	As of December 31, 2024	
Assets		
Right of use asset, net	$	56,574
Cash		-
Liabilities		
Current portion of lease obligation		56,574
Lease obligation		-
Equity		
Total	$	-

The aggregate minimum annual lease payments under operating leases in effect as of December 31, 2024, are as follows:

	As of December 31, 2024	
2024	$	56,574
2025		-
2026		-
2027		-
Thereafter		-
Total	$	56,574

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

	2024		2023	
Current				
Federal	$	102,084	$	-
State		-		-
	$	102,084	$	-
Deferred				
Federal		(84,181)		-
State		-		-
		(84,181)		-
Benefit/(Provision) for income taxes	$	17,903	$	-

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,		2024		2023
Components of Deferred Taxes Asset				
Basis differences in property and equipment	$	84,531	$	84,531
Deferred Tax Asset		**84,531**		**84,531**
Components of Deferred Taxes Liability				
Operating Leases	$	(350)		-
Deferred Tax Liability		**(350)**		**-**
Net Deferred Tax Asset	$	**84,181**	$	**84,531**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had no federal cumulative net operating loss ("NOL") carryforwards, and the Company had no state net operating loss ("NOL") carryforwards. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

From July 2021, the company issued two promissory notes to one of its owners and officers, Nicholas Nawratil, in the aggregate amount of $ 355,035. The notes bear an interest rate of 2% per annum. The accrued interests, together with the entire principal, shall be due and payable on the tenth anniversary from notes issuance ('Maturity date'), ranging from 2021 through 2031. As of December 31, 2024, and December 31, 2023, the outstanding balance of this note is in the amounts of $215,036 and $265,035. As of December 31, 2024, and December 31, 2023, accrued interest on the notes is in the amount of $21,985 and $15,885, respectively.

The Company entered into a lease agreement for building and land with an immediate family member of Mike Oda, CFO, and therefore a related party. Rental payments made during the years ended December 31, 2024, and 2023 were $266,672 and $97,050, respectively.

The Company entered into a contracted service agreement for certain services with an immediate family member of Mike Oda, CFO, and therefore a related party. Total payments made during the years ended December 31, 2024, and 2023 under this arrangement were $10,015 and $1,406, respectively.

The Company entered into a contracted service agreement for recruiting services with an immediate family member of Nicholas Nawratil, COO, and therefore a related party. Total expenses incurred under this arrangement for the years ended December 31, 2024, and 2023 were $44,423 and $35,961, respectively.

11.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through April 17, 2025, the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

● **$2,607,677 RAISED SO FAR**

FAA-Approved Precision Drone Technology

Over 1 Million Acres Treated

With $30M+ in lifetime revenue, trusted partnerships with USDA, Nutrien, and Wilbur Ellis, and the first-ever FAA approval for swarm operations, Hylio is paving the way for smarter, faster, and more sustainable farming while meeting the growing demand for American-made drones.

Invest

This Reg CF offering is made available through StartEngine Capital, LLC, a member of FINRA/SPIC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



PRECISION AGRICULTURE

ELEVATE YOUR FARM

×hylio

Learn Why Industry Titans like the USDA, King Ranch, And More Trust Hylio.

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$30M+ in Lifetime Sales

Hylio is leading the charge in precision agriculture with its innovative, FAA-approved swarm drone technology. Our autonomous, American-made drones empower farmers to increase yields, reduce costs, and minimize environmental impact.



☀ **$30M+ lifetime revenue**   ☀ **550+ drones sold**

☀ **1M+ acres treated**   ☀ **$2.0M raised**

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American-made drones for a new economy

Hylio's autonomous drones are innovated, designed, and manufactured in the United States. Recently imposed tariffs are making it more expensive to purchase drones made outside the U.S., and federal agencies and publicly funded programs in some states have been banned from buying Chinese drones. Only a small percentage of drones are made in the U.S., despite our leadership in drone technology.

With these regulations in flux, Hylio is uniquely positioned to meet the growing demand for American-made drones and fill a market gap. We are unaffected by tariffs, legal roadblocks, and supply chain issues that will slow or halt drone production and purchase for other companies.

Our American-made, FAA-approved drone technology can meet the drone needs of American agriculture even as government policies shift.

Key Partnerships with USDA, Nutrien, Wilbur Ellis, & King Ranch

Hylio's cutting-edge technology is already relied upon by key players, including:

       



US Government-Approved & NDAA-Compliant Security

First-Ever US FAA Approval for Swarm Operations

Hylio is leading the charge in precision agriculture with its innovative, FAA-approved swarm drone technology. Our autonomous drones empower farmers to increase yields, reduce costs, and minimize environmental impact.

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Disruptive Technology

550+ Drones Sold. 1M+ Acres Treated.

Autonomous Drones
Streamline crop treatment for unmatched speed and precision.



Swarm Technology
Exponentially increase productivity compared to traditional methods.

Advanced Software & Controls
User-friendly and efficient system for seamless operations.

Eco-Friendly Operations
Reduce chemical usage and carbon footprint through precise application and efficient flight paths.



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Hylio Software & Controls: Empowering Your Operations

State-Of-The-Art Technology

US Government Vetted and Secured with NDAA

 **Intuitive Software**
Our in-house developed AgroSol GCS provides seamless control over your drone fleet.

 **All-In-One Controller**
The GroundLink Controller, a rugged Windows tablet, offers both autonomous and manual control options.

 **Multiplied Productivity**
Our drones, made in the US, are unaffected by fluctuating tariffs and legal roadblocks, meaning our tech is uniquely positioned to meet the growing demand for American-made drones and fill a market gap.

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A Versatile Fleet Of Drones To Meet Specific Needs






Adaptable to Any Terrain

Our AgriDrones can handle challenging areas like fence lines, tree lines, and ditches with ease.

Unmatched Efficiency

Swarm technology allows us to cover hundreds or even thousands of acres per day, outperforming traditional methods.

Customizable Capacity

Choose from 2.5-gallon to 18-gallon models to suit your specific needs.

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Our Models

NEW

HYL-150 ARES

| **13 gallons** | **Up to 50 ac/hr @ 2gpa** | **$44,450** |
| Tank Capacity | Efficiency | Drone Starts At |

Maximize Yields, Minimize Costs

Hylio's AgriDrone technology empowers farmers to:



Modern Manufacturing Meets Quality Control

High quality systems designed and manufactured in the USA

Simplify Operations

Intuitive software for easy planning and execution of treatments.

Boost Productivity

Drone swarms cover vast areas efficiently, increasing output.

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Hylio Has 10-20% Of The Market With 350+ Unique Customers

Hylio's drones have already treated over **1 million acres**, delivering cost savings and efficiency gains for clients ranging from small farmers to global agriculture leaders.

 **$377B** Agricultural Equipment Market

 **$79B** Crop Protection Market

$100B Drone Market

$566B TAM by 2030

Hylio is uniquely positioned to dominate this multi-trillion-dollar industry, combining technological innovation with practical solutions for farmers worldwide. Only a small percentage of the world's drones are manufactured in the United States. With tariffs and regulations in flux, American-made drones will need to fill a market gap, and Hylio is poised to do just that.



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Say Goodbye to the Status Quo

The Problem With Traditional Farming



Spraying by Hand
- Direct contact with potentially hazardous chemicals
- Slow and prone to human error
- Decreasing labor force



Spraying by Tractor
- Expensive to purchase, operate, and maintain
- Tramples crops and causes harmful soil compaction
- Can't navigate challenging terrain or wet conditions



Airplanes & Helicopters
- Expensive to purchase, operate, and maintain
- Incapable of spot treatment and prone to pesticide drift issues
- Dangerous piloting conditions leading to fewer pilots and rising liability costs



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Our Team

   



Arthur Erickson
CEO

Arthur's interest in UAS began at UT Austin while studying aerospace engineering. As a

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Nikhil Dixit
CTO

Nikhil Dixit received degrees in electrical engineering and computer science from UT Austin

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Nick Nawratil
COO

Nick Nawratil first began working with UAS while studying aerospace engineering at UT

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Mike Oda
CFO

A lifelong entrepreneur, Mike Oda began managing many of his family's businesses at a young

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Join over 300+ Investors: $2.0M Raised!

The Future of Farming is Here. Invest in Hylio.

Hylio's goals are ambitious yet achievable:

- Expand into global markets.
- Increase adoption of FAA-approved swarm technology.
- Continue innovating to make farming more efficient, cost-effective, and sustainable.
- Construct a new production facility
- Develop and launch innovative new products such as hybrid powered UAS, auto-recharge and refill stations, and weed identification AI
- Pursue strategic partnerships with industry-leading manufacturers

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Join the Agricultural Revolution

Transform Farming. Drive Innovation. Shape the Future.

Hylio is setting the standard for a more sustainable future. Designed and built in the U.S., Hylio isn't just revolutionizing farming, we're creating scalable and sustainable solutions to meet the world's growing food demands.

Help Shape a Sustainable Future
Your investment can drive innovation and transform global agriculture.

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Exclusive Investor Perks



| | Early Bird 1 | Tier 1 | Early Bird 2 |

VENTURE CLUB

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000+

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Invest $1,000+ = Perk1 (Exclusive Hylio Investor Hat) + 3% bonus shares.

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Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Hylio.

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WKC

W Kim Colich
2 DAYS AGO

Hi, Would you consider extending the campaign? I'd love to see you hit the full $5M! Blessings

💬 0

JA

Josh Angelotta
16 DAYS AGO

How does Hylio anticipate managing the cost of batteries? Seems like most you purchase from China ?

💬 1

BE

Bela Erdelyi
18 DAYS AGO

Another area I am curious about is batteries. You indicate that you are immune to the current tariff wars. In that context how are batteries for the drones being acquired. In that context, China is one of the largest suppliers of batteries.

💬 1

BE

Bela Erdelyi
18 DAYS AGO

Can you elaborate on AI/ML technology being used? I presume there are various sensor feeds being fed to models. Do you leverage existing models and what types of models? How do you conduct model training for diverse landscape and agro topologies. What is your IP based on? I have a large number of questions in this topic, instead of posting a long list of questions, could you please provide a technical discussion/blog. In essence, what makes your AI/ML technology implementation unique?

💬 1

JA

Josh Angelotta
20 DAYS AGO

As I understand it, there are many parts that you need to import to manufacture your products. Assuming tariffs are implemented how will that affect your production costs?

1

ZS

Zachary Stahlhut

1 MONTH AGO

Hey Arthur, I wanted to follow up on my previous message in case you tried to reach out. We had a temporary email issue at that time, so I may have missed your response. Before your offering closes, we'd love to connect for a quick call to better understand your valuation and team. Also, could you provide a revenue update through Q1 2025 so far? Thanks!

1

OW

Olivier Wullen

1 MONTH AGO

Hi, Arthur. You reported 7.8M in revenue for Q1~Q2 2024. What caused you to slow down in the second half of 2024? Best regards, Olivier.

1

JA

Josh Angelotta

2 MONTHS AGO

Is there any legal protection to start engine investors to preclude or limit your company from diluting the shares with future offerings or issuing your current owners new stock at a lower price?

1

DE

David Eide

2 MONTHS AGO

This is one of the best ideas I have heard regarding our planet awareness starting with our food supply you definitely understand what can make a massive difference in healthcare as well as other things just wanted to express my appreciation for putting this idea to work

1

JB

James Bondulich

2 MONTHS AGO

Hello Mike, is there any word on when the 2024 Financial results for 2024 will be out?

1

PG

Parker Gresh

2 MONTHS AGO

Are you incorporated in Delaware or Texas?

3

SA

Scott Adams

2 MONTHS AGO

Your first on my list for yearly investments…Love your product, love you're a U.S based company, Love that you are facilitating the agricultural industry, a neglected but soon to be reborn under an American first movement taking over this country….Cant stress enough how good that'll make me feel when I invest in your company Looking forward to it.

1

OW

Olivier Wullen

2 MONTHS AGO

Hi, do you have unaudited 2024 results yet? Best regards, Olivier

1

SS

Sreenivas Sunkavalli

3 MONTHS AGO

minimum subscription amount and minimum number of shares offered does not tie in the terms section. can this be clarified?

3

JB

James Bondulich

4 MONTHS AGO

Hello Arthur, I would like to wish the whole Hylio team (+ families), as well as the customer base, a great Christmas, holiday season and new year. I am so excited about the growth that your team has created and even more excited about what is ahead for you. I have two questions: 1) When will the "Hylio Owners Community Discord Channel", open for people who invested the required level to have access to it. I've found that "Discord" channel for my star-up investment that have them, have been a great source of information and a way for investors to help the company and by extension, their own investments. 2) I am not sure what the SEC will allow you to say, but with a fantastic first half of 2024, with $7.8 Million in revenue, I am just dying for an estimate for the 2nd half and a target for 2025. With only a few days left in 2024, you must have a "back of the envelope" estimate that you can state without an account. It just seems to me that if you can duplicate the 1st half in the 2nd half and have a realistic chance of increasing revenue (on a % basis) in 2025, like you did in 2024, your $150MM valuation may prove to be too low. Arthur

1

OW

Olivier Wullen

4 MONTHS AGO

Hi, your latest financial reportings show a considerable short-term debt. What's the short-term debt at this point in time? 100% short-term loans or are there convertible notes involved? How did you finance the new building? Do you own it or do you lease it?
Best regards.

1

NG

Nathaniel Gallery

5 MONTHS AGO

1. What type of moat do you have? Any patents or other IP to protect yourselves? 2. What is your exit strategy? PE buyout, IPO, etc.? Thanks!

1

WS

Wesley Stark

5 MONTHS AGO

Hello, Your previous shares on Startengine sold for $3.40 a few years ago. You are now offering shares for $16.43. Does this mean you are estimating your company's value has gone up almost 5x??

1

ZS

Zachary Stahlhut

5 MONTHS AGO

Hi Arthur, I'm Zac Stahlhut with D3VC. We specialize in investment crowdfunding and are intrigued by your offering. Could you provide an update on your revenue through Q3 2024? Also, we'd love to set up a call to better understand your valuation and the team. Feel free to reach out to me at zstahlhut@d3vc.ai to coordinate a time. Thanks!

0

DW

Dorothy Wanko

5 MONTHS AGO

Regarding this statement "February 2024: securing the first-ever US FAA approval for swarm operations with a single pilot." Could Hylio lose this approval or permission from the FAA? Is there a timeframe associated with the current approval?

1

VA

venkata alapati

5 MONTHS AGO

Hi, After going through your filing I have couple of questions. 1) Given that inventory has already increased five fold (in 2023 compared to 2022), could you please clarify the rationale behind the planned expansion of manufacturing capacity by another 5-10 times? 2) You acquired 876,383 shares of common stock at $1.5 in 2024. Could you provide more details on how this transaction was feasible, especially considering this year's revenue?

1

WKC

W Kim Colich

6 MONTHS AGO

Hi, Speaking of Bonuses, how about Loyalty Bonus for your previous investors? Thanks for considering. Blessings

1

VA

venkata alapati

6 MONTHS AGO

I do not see any bonus stacking up. the only bonus that I see getting applied is the 10 percent for 500+ investment.

2

JB

James Bondulich

6 MONTHS AGO

If I remember correctly, your revenue has increased steadily since your last raise, which is nice to see and somewhat rare for startups. Could you provide a chart of quarterly revenue over the last three years, and if the SEC would allow you, could you provide a revenue and EBITDA projected estimate for the next 3 years, if this proposed offering is successful?

2



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GET A PIECE OF HYLIO

Autonomous Drones for Precision Agriculture

Hylio designs, manufactures, and provides innovative drone systems that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while loweri...

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



PRECISION AGRICULTURE

ELEVATE YOUR FARM

hylio

$2,607,677.04 Raised

OVERVIEW | ABOUT | TERMS | UPDATES ● | REWARDS | DISCUSSION | INV >

Get Equity
$16.43 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$1,004,160.50

RAISED ⓘ
$2,607,677.04

INVESTORS
848

MIN INVEST ⓘ
$328.60

VALUATION
$150.03M

⇧ **Most Momentum**
Top 15 in amount raised last 72 hours

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? See here

REASONS TO INVEST

⊘ Unique Innovation: Precision agriculture is here with Hylio's AgriDrones, offering streamlined autonomous crop care with a focus on support, safety, and American reliability.

⊘ Significant Market Potential: Hylio's innovative UAS technology targets a $556B market by 2030, spanning Ag. Equipment ($377B), Drone Market ($100B), and Crop Protection ($79B).

customers like USDA, Nutrien, Wilbur Ellis, and King Ranch.

*The company has raised $1.6M combined from private offerings and prior Reg CF offerings.

TEAM



Arthur Erickson • CEO
Arthur's interest in UAS began at UT Austin while studying aerospace engineering. As a researcher there, he optimized UAS controls. Seeing the potential of UAS, Arthur and his co-founders founded Hylio in 2015. Arthur has led many successful product ...
Read More



Nikhil Dixit • CTO
Nikhil Dixit received degrees in electrical engineering and computer science from UT Austin and went on to receive a master's in computer architecture. As a gifted software engineer, Nikhil joined NVIDIA while in school and was chosen to lead an AI project ...
Read More



Nick Nawratil • COO
Nick Nawratil first began working with UAS while studying aerospace engineering at UT Austin. With experience as the founder of an Austin-based utilities company, he adds supply chain, logistics, and personnel management expertise to the Hylio team. As c...
Read More

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THE PITCH

The Problem

We believe that current crop care methods can be dangerous, imprecise, and inefficient. In our view, these antiquated techniques must be replaced with smarter tools to sustainably produce more food on fewer acres to support a growing world population.



SPRAYING BY HAND
• Direct contact with potentially hazardous chemicals
• Slow and prone to human error
• Decreasing labor force
SPRAYING BY TRACTOR
• Expensive to purchase, operate, and maintain
• Tramples crops and causes harmful soil compaction
• Can't navigate challenging terrain or wet conditions
Airplanes & Helicopters
• Expensive to purchase, operate, and maintain
• Incapable of spot treatment and prone to pesticide drift issues
• Dangerous piloting conditions leading to fewer pilots and rising liability costs





OUR SOLUTION

Crop Care Transformed with Autonomous Drones



ELEVATE YOUR FARM WITH HYLIO!
Hylio's AgriDrone technology puts the power of precision agriculture into the farmer's hands.
EASY PLANNING WITH INTUITIVE SOFTWARE
Simple interface for planning treatments
HIGHER YIELDS WITH LOWER COSTS
Precision application to enhance results, lower costs
BOOST PRODUCTIVITY WITH SWARM TECH
Drone swarms cover thousands of acres

Hylio creates autonomous drone systems that are easy-to-use, effective, and reliable; putting the power of precision agriculture in the hands of farmers and operators everywhere. By combining functional and robust hardware with powerful, intuitive software, we deliver a turn-key solution that streamlines precise application of crop treatments. By using our technology, farmers boost their yields while minimizing costs and environmental impact.



hylio
AG-272
GET QUOTE
18 gallons
Up to 50 ac/hr @ 2gpa
$56,000
AG-230
GET QUOTE
8 gallons
Up to 50 ac/hr @ 1gpa
$31,000
AG-216
GET QUOTE
4.5 gallons
Up to 27.5 ac/hr @ 1gpa
$22,000
AG-210
GET QUOTE
2.5 gallons
Up to 15 ac/hr @ 1gpa
$18,000

HYLIO DRONES: Hylio offers a range of drone models at affordable price points to meet different customers' needs. Ranging from 2.5-gallon, to 18-gallon capacity, Hylio's AgriDrone platforms are extremely versatile. They are nimble enough to treat challenging areas such as fence lines, tree lines, and ditches. When deployed as a swarm, they can cover hundreds, or even thousands of acres per day, rivaling the capacity of traditional methods such as tractors and helicopters.



hylio
A
B
C
D

HYLIO SOFTWARE & CONTROLS: Hylio's state-of-the-art ground control software application, AgroSol GCS, is designed in-house by Hylio's engineers and developers. Paired with Hylio's proprietary GroundLink Controller, a rugged Windows tablet with built-in RC functionality, users can access autonomous or manual control of AgriDrone swarms at the press of a button. A single operator can multiply their productivity by commanding up to three AgriDrones at a time from one GroundLink Controller.

THE OPPORTUNITY

Why Hylio?

Hylio's Story


THE UNIVERSITY OF TEXAS AT AUSTIN
2015
Hylio was founded in a dorm room by a group of American students at the University of Texas at Austin in early 2015.
As service providers, Hylio's used its early prototypes to treat 50,000+ acres of a wide variety of crops such as corn, soybeans, rice, and sugar cane.
2017-2019
2020
Shifting away from the service model, we moved up the value chain and focused on manufacturing and tech development. We began selling our systems to farmers, agribusinesses, and distributors across the US.
We oversubscribed our first Reg CF campaign on the StartEngine platform and used that capital to grow the team, launch new products, and expand our business.
2021-2022
start engine
2024+
Now with 550+ units sold, and $23M+ lifetime revenue, Hylio is raising again on the StartEngine platform to launch new products, expand production capabilities, and grow the team.


PUSHING THE BOUNDS OF DRONE TECHNOLOGY
ADVANCED AUTONOMY
Assign the plan, click "Takeoff", and let the AgriDrones do the rest
DEPLOY SWARMS
Deploy drone swarms to cover thousands of acres per season
PRECISION APPLICATION
RTK GPS and digital flowmeters enable centimeter-level precision for crop treatments
INTELLIGENT SYSTEMS
AI Optimized routing and detect & avoid sensors ensure safe and efficient operations

Regulatory leadership

Hylio is a pioneer in drone technology, evidenced in part by its groundbreaking achievement in February 2024: securing the first-ever US FAA approval for swarm operations with a single pilot. Swarm flying greatly increases the productivity of UAS technology, transforming the possibilities for the agricultural industry and beyond.

ESTABLISHING USA-BASED DRONE MANUFACTURING

At a time when it is more important than ever to know where your technology comes from, and how it's being used, we're here to do right by our investors, our customers, and our team of hard-working Americans by adhering to our mission of feeding more people, at lower costs with US-made systems.

Our products are manufactured at our headquarters in Richmond, Texas with both USA-made and globally-sourced components.





HYLIO HEADQUARTERS
MODERN MANUFACTURING
We use advanced manufacturing methods, such as CNC machining and 3D printing, to produce high quality components.
QUALITY CONTROL
Every Hylio AgroDrone is put through rigorous quality control testing before shipping out to customers.
CAREFUL CONSTRUCTION
Hylio technicians carefully follow manufacturing schematics to build the complex system of circuit boards, sensors, and structural components that form our AgriDrones.

THE MARKET & OUR TRACTION

Hylio - Tapping into a TAM of $556B



$377Bn
Agricultural Equipment
$100Bn
Drone Market
$556Bn
$79Bn
Crop Protection Market

Sources: Statista, Fortune, The Brainy Insights

Additional Market Sources: Grandview Research, SP Global

Hylio's UAS technology has broad applications across multiple industries. We believe our UAS technology will allow us to capture significant market share within a combined $556 billion market by 2030.





TRACTION
PREVIOUS FUNDING
approximately $1.6 million
REVENUE FIGURES
$23M Lifetime
$8M Q1-Q2 2024
REGULATORY LEADERSHIP
First-ever US FAA approval for ag-drone swarm flying
SECURITY ADVANTAGE
US-govt. vetted and secure, complying with NDAA
STRATEGIC EXPANSION
Deals secured with big industry players such as Nutrien and Wilbur Ellis
MARKET CAPTURE
Hylio has 10-20% of the market with 550+ units sold to 350+ unique customers

USDA Nutrien WILBUR-ELLIS Los Alamos NATIONAL LABORATORY KING RANCH MITRE DAVEY Resource Group

WHY INVEST

Join the Agricultural Revolution with Hylio

We're back on the StartEngine platform to enlist your support to achieve our goal of becoming the world's leading provider of precision agriculture UAS technology.

With your help, we believe our technology can become the operating system for precision agriculture across the world, enabling millions of people to produce more food, easier, and at a fraction of the cost.

USE OF FUNDS



HYL-HYBRID
NEW PRODUCTION FACILITIES
Construct a 40,000 sq. ft.
LAUNCH NEW PRODUCTS
Develop and launch innovative


production capabilities
powered UAS, crop scouting drones, Weed ID AI and more
MARKET EXPANSION
Pursue strategic partnerships and licensing deals with industry-leading manufacturers to unlock massive scale

The above is a rendering of a future product. Images are computer-generated demo versions. Product is still currently under development and is not yet available on the market

Make an investment in Hylio to become a stakeholder in the future of agriculture. Together, we will take farming to the next level. Elevate your farm, with Hylio!


hylio
PRECISION CROP CARE

ABOUT

HEADQUARTERS
1020 Agnes Road
Richmond, TX 77469

WEBSITE
View Site

Hylio designs, manufactures, and provides innovative drone systems that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while lowering costs and environmental impact.

TERMS

Hylio

Overview

PRICE PER SHARE
$16.43

VALUATION
$150.03M

DEADLINE
Apr. 30, 2025 at 11:59 PM PDT

FUNDING GOAL
$10K - $5M

Breakdown

MIN INVESTMENT
$328.60

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,994.03

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
608

MAX NUMBER OF SHARES OFFERED
304,321

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Reservations Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Loyalty Bonus | 10% Bonus Shares

As you are a previous investor, a loyal Hylio customer, and/or a friend/family member of Hylio, Inc., you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: $1,000+ = Perk1 (Exclusive Hylio Investor Hat) + 3% bonus shares.

Early Bird 2: $5,000+ = Perk1 + Perk2 (Access to Hylio Owners Community Discord Channel) + 5% bonus shares.

Early Bird 3: $10,000+ = Perk1 + Perk2 + Perk3 (Access to virtual, quarterly update call from CEO) + 8% bonus shares.

Early Bird 4: $20,000+ = Perk1 + Perk 2 + Perk3 + Perk4 (Hylio HQ Site Tour and Meet-And-Greet with Founders - Travel fees NOT included) + 10% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $10,000+ between the 40th - 45th day and receive 5% bonus shares.

Flash Perk 2: Invest $10,000+ between the 60th - 65th day and receive 5% bonus shares.

Amount-Based:

Tier 1 Perk: $1,000+ = Perk1 (Exclusive Hylio Investor Hat).

Tier 2 Perk: $5,000+ = Perk1 + Perk2 (Access to Hylio Owners Community Discord Channel) + 1% bonus shares.

Tier 3 Perk: $10,000+ = Perk1 + Perk2 + Perk3 (Access to virtual, quarterly update call from CEO) + 3% bonus shares.

Tier 4 Perk: $20,000+ = Perk1 + Perk 2 + Perk3 + Perk4 (Hylio HQ Site Tour and Meet-And-Greet with Founders - Travel fees NOT included) + 5% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Hylio Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $16.43/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1643. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, and the Audience Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

NEW UPDATES

04.28.25

Elon Musk Discusses Drones in Tesla Earnings Call



Towards the end of the Q1 2025 Tesla earnings call, an analyst asked Elon the following question:

> *"Between China and the United States, who do you think is further ahead on the development of physical AI, specifically on humanoids, and also drones?"*

Elon responded promptly with, ***"I think you know the answer on drones,"*** implying that China has the edge over the US in drone production, as corroborated by their dominant global market share.

Elon went on to quote a recently popular post on the X platform that states, ***"Any country that can't manufacture its own drones will be a vassal state,"*** expressing his support of the notion.

Hylio has long known how crucial a robust and efficient US-based supply chain for drones is; it's refreshing to see that the discussion is now being had by some of the most prominent people in the country in widely publicized settings.

From Elon discussing drones on a public earnings call in the context of the global markets and the trade war with China, to the US government continuing to outline the dangers of Chinese dominance over the US in the space, demand for US-made drones, like Hylio's, seems to be at an all-time high.

Be a part of the solution by investing in Hylio and its American-made drones for agriculture and more! Visit our StartEngine campaign page to invest now.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This update references public statements made by Elon Musk but is not endorsed by, affiliated with, or approved by Elon Musk, Tesla, or any of their associated companies. Additionally, Hylio is not affiliated with Elon Musk, Tesla, or their subsidiaries. Any mention of Elon Musk or Tesla is for informational purposes only and does not imply partnership, sponsorship, or endorsement.

ALL UPDATES

ALL UPDATES

04.24.25



Hylio Passes $2.5M Raised!



MORE
THAN

In just about 5 months, we've surpassed $2.5M raised in our Reg CF campaign. With a $5M cap, this means we've passed the halfway point, and we want to give a big thank you to all of our supporters who got us to this point!

We plan to hit the $5M cap in just a few more months, so check out our StartEngine campaign page and invest while there's still room in the raise!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.16.25



EO to Streamline FAR



What Happened?

On Tuesday, April 15, President Trump signed an Executive Order which the administration claims, "...Restores Common Sense to Federal Procurement." In a nutshell, "The Order directs his administration to simplify and streamline the Federal Acquisition Regulation (FAR), which governs Federal procurement, to ensure it contains only provisions required by statute or essential to efficient, secure, and cost-effective procurement."

What does it mean for Hylio?

While it remains to be seen when or how the FAR will be revised according to this Order, the stated goal would be a more streamlined and thus accessible procurement process for the US Federal government to purchase goods and services. Hylio already provides products to the US Government and, like all government contractors, is subject to the FAR, which can be somewhat cumbersome to deal with. If this Order successfully reforms the FAR to be more efficient, this could possibly lead to an increase in the volume and profitability of Hylio's sales to the US government as administrative costs and lag are reduced.

Invest in Hylio's innovative, US-made drones to help us expand our reach and scale our production to meet growing market demand in the public and private sectors!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.15.25

T-Minus 2 Weeks Until New Factory Comes Online!



Building Update 2025
Watch later
Share



We are just a few weeks out from the grand opening of our new drone factory here in Richmond, Texas! After a few final tasks, we'll be able to start moving in our personnel and production equipment and begin operating out of the new plant.

What does this mean for Hylio?

Our goal is to increase our production rates, potentially reaching 5,000 units per year at full capacity, which we believe could significantly impact our revenue positively. Primarily, we will be producing UAS for our core industry, the agricultural sector, but with the increased output, we can also begin earnestly servicing additional markets such as industrial surveying, emergency response, and defense.

Why is this timing critical?

Demand for US-made drones is arguably at its highest point ever due to a coalescing of factors, including steep tariffs on Chinese-made goods (the majority of drones in the market now are of Chinese origin) and potential impending bans in the US on Chinese-made drones (for example: the potentially impending DJI and Autel ban per Section 1709 of FY2025 NDAA 2025). With our new factory, we aim to meet the anticipated demand for US-made drones by striving to provide the volume and quality expected by the American customer base.

How can you get involved?

You can buy shares in Hylio today through our StartEngine equity crowdfunding campaign **HERE**! With your help, we will continue innovating and aggressively growing our production capabilities.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.10.25

Trump's Trade War & Tariffs: A Golden Opportunity?



Photo credit: *WBALTV*

Here at Hylio, sourcing our materials from US and allied sources has always been a priority and focus since our inception in 2015. Over the years, well before any concrete talk of high tariffs or trade wars with China and other countries, we strategically strengthened our supply chain by making more and more components in-house or sourcing them from domestic/allied partners when made out of house.

We believe we could potentially benefit from the proposed tariffs of 125% or more imposed on Chinese products; the majority of our competitors in the agricultural drone space, such as DJI, are Chinese-based and thus heavily affected by these tariffs.

We believe there could be a shift in demand towards our USA-made products if costs for Chinese-made systems increase. These tariffs come amidst the backdrop of possible impending bans for DJI via Congressional action; see Section 1709 of the FY2025 NDAA. With possible steep tariffs and outright bans on DJI and other Chinese-made drone systems, Hylio aims to capture additional market share as a trusted, US-made option.

Get in on the ground floor of the US-made AgriDrone company, Hylio, as we continue to scale and lead the way in drone supply chain resiliency. Invest in our **StartEngine campaign** to join the effort now!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.07.25

Hylio Featured on Hardware FYI Market Map





[Hardware FYI](#) is a popular online newsletter that keeps its readers informed about the latest in hardware tech innovations across the globe. They recently put out a detailed visual mapping of the robotics & autonomous systems landscape, allowing viewers to understand where all of the major players fit into the greater picture.

We're proud to be featured alongside other great companies creating innovative ag-tech such as Blue River Technology (now owned by John Deere) and Bear Flag Robotics.

There are a lot of great companies showcased here, but not all of them have open rounds you can invest in like we do at Hylio.

Get in on the ground floor of innovative tech by purchasing shares in Hylio today at our [campaign page on StartEngine](#).

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.04.25

Precision Takes Flight with Hylio & Wilbur Ellis!



Wilbur Ellis, a Hylio customer, had a chance to showcase one of their Hylio AG-272 (18-gallon model) units in front of a group of their growers in Puyallup, Washington.

Hunter Walker, a certified drone operator, used the Hylio AG-272 to demonstrate UAS spray patterns, best practices, safety considerations, and more for the interested crowd of agricultural producers. Check out the [LinkedIn post](#) he shared for more details.

We're proud to be working with respected and professional companies such as Wilbur Ellis to expose more people to our revolutionary AgriDrone technology.

Join us on our journey to spread precision agriculture technology worldwide by investing in our StartEngine equity crowdfunding campaign [here](#).

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.27.25

KingsCrowd Chooses to Invest in Hylio



KingsCrowd is a data-driven platform that provides research, ratings, and analytics to help investors make informed decisions in the equity crowdfunding and online private markets. Recently, after thorough analysis, they decided to invest in Hylio's Reg CF campaign.

In this YouTube video, the KingsCrowd team discusses what they think about Hylio as an investment opportunity and why they ultimately decided to invest in our company.

They also posted investment report about Hylio on their website which you can access by joining their platform.

Like KingsCrowd, you can purchase equity in Hylio today through our StartEngine Reg CF Campaign.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

The information provided in this update is for informational purposes only and does not constitute financial or investment advice. Investing in equity crowdfunding is inherently speculative and involves a high degree of risk, including the potential loss of your entire investment. The opinions and research shared by KingsCrowd represent their own analysis and should not be interpreted as a recommendation to invest in Hylio or any other company. Before making any investment decision, you are strongly encouraged to conduct your own due diligence, consider your individual financial circumstances, and consult with a qualified financial advisor. Past performance is not indicative of future results.

03.26.25



Hylio Soars in 2025 with $8M in Orders Already!



Hylio is off to a great start in 2025, with approximately **$8M** in orders locked in as Q1 closes (orders are confirmed with deposits, though fulfillment is still in progress).

What's driving this momentum?

Market Shift: Potential tariffs or bans on foreign drones have boosted demand for Hylio's NDAA-compliant, USA-made solutions, positioning us as a top choice for precision agriculture.

Exciting New Products: New tech such as the ARES AgriDrone and GroundLink Controller are in high demand.

Growing Reach: Our expanded dealer and reseller network is bringing Hylio's cutting-edge UAS to more farmers nationwide.

Join us as we redefine the future of crop treatment! Invest in our campaign here!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.05.25



Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Hylio offering. Here's an excerpt describing the specifics of the change:

Issuer is extending their campaign end date to April 30th, 2025.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

03.05.25



Hylio 2024 Financials and Future Projections

HYLIO FINANCIAL GUIDANCE
2024 TOTAL REVENUE
INCREASE OVER 2023



$11.46M   38%

EXPANSIONS PLANS

Hylio is nearing completion on its new 40,000 sq. ft. production facility which will increase Hylio total floor space from 10,000 sq. ft. to 50,000 sq. ft., a 5x increase! With this additional facility, along with new product models optimized for scale manufacturing, we plan to increase production rates from roughly 500 units per annum to 2500-3500 units per annum by EOY 2027 (5x-7x increase). We target 5000+ units per annum at full capacity by EOY 2030.

GROWTH FACTORS

- Hylio new production facility coming online March 2025, increasing total floor space 5x to 50,000 sq. ft. in total
- This new Hylio facility is optimized for UAS production, featuring 3 main production lines with automated manufacturing systems in place to enhance efficiency
- Hylio plans to increase production staff by approx. 3x to achieve full production capacity in new facility
- Latest generation Hylio models, such as the ARES, are optimized for scale manufacturing allowing for more efficient production

3-YEAR FINANCIAL PROJECTIONS

HYLIO PROJECTED REVENUE GROWTH: 2025 - 2027

Hylio's projected revenue growth for 2025-2027 shown in a million of US dollars. Historical 2024 revenue is shown for reference.

2024 Historical Revenue: $11.46M (38% growth)
2025 Projected Revenue: $26.3M (56% growth)
2026 Projected Revenue: $47.9M (82% growth)
2027 Projected Revenue: $73.5M (53% growth)



This Update contains forward-looking statements, including, but not limited to, projections, forecasts, and estimates regarding Hylio's future growth, financial performance, market expansion, and business strategies. These statements are based on current expectations, assumptions, and information available to us as of March 2025.

Forward-looking statements inherently involve risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied. Such factors include, but are not limited to, market conditions, competitive landscape, regulatory changes, operational challenges, and macroeconomic trends.

We do not undertake any obligation to update or revise these statements in light of new information or future events, except as required by law. Readers are cautioned not to place undue reliance on these projections and are encouraged to conduct their own due diligence before making any investment or business decisions.

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% Stack Venture Club & Rewards!
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000
Tier 1
Invest $1,000+ = Perk1 (Exclusive Hylio Investor Hat).

Select

$5,000
Tier 2
Invest $5,000+ = Perk1 + Perk2 (Access to Hylio Owners Community Discord Channel) + 1% bonus shares.

Select

$10,000
Tier 3
Invest $10,000+ = Perk1 + Perk2 + Perk3 (Access to virtual, quarterly update call from CEO) + 3% bonus shares.

Select

$20,000
Tier 4
Invest $20,000+ = Perk1 + Perk 2 + Perk3 + Perk4 (Hylio HQ Site Tour and Meet-And-Greet with Founders - Travel fees NOT included) + 5% bonus shares.

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JOIN THE DISCUSSION

AD

What's on your mind?

0/2500

Post

WC **W Kim Colich**
3 days ago

Hi, Would you consider extending the campaign? I'd love to see you hit the full $5M! Blessings

💬 0   ↑ 0   ⚑

JA **Josh Angelotta**
16 days ago

How does Hylio anticipate managing the cost of batteries? Seems like most you purchase from China ?

💬 1   ↑ 0   ⚑

AE **Arthur Erickson**
15 days ago

Hi Josh,
...
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↑ 0   ⚑

BE **Bela Erdelyi**
19 days ago

Another area I am curious about is batteries. You indicate that you are immune to the current tariff wars...
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AE **Arthur Erickson**
15 days ago

I mentioned this in a previous post to another commenter, but in short: we have long valued the importance of a ...
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↑ 0   ⚑

BE **Bela Erdelyi**
19 days ago

Can you elaborate on AI/ML technology being used? I presume there are various sensor feeds being fed to ...
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💬 1   ↑ 0   ⚑

AE **Arthur Erickson**
15 days ago

I think making a blog post or similar about this is probably the best approach, so please be on the lookout for that in ...
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↑ 0   ⚑

JA **Josh Angelotta**
20 days ago

As I understand it, there are many parts that you need to import to manufacture your products. Assuming ...
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💬 1   ↑ 0   ⚑

AE **Arthur Erickson**
15 days ago

Thanks in part to our longstanding strategy of sourcing parts from US and US-allied sources, as well as our intentionally...
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↑ 0   ⚑

Zachary Stahlhut
2 months ago

Hey Arthur, I wanted to follow up on my previous
message in case you tried to reach out. We had a ...
Show more

💬 1   ↑ 0   ⚑

Arthur Erickson
a month ago

Hello Zach,
...
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↑ 0   ⚑

Olivier Wullen
2 months ago

Hi, Arthur. You reported 7.8M in revenue for Q1~Q2
2024. What caused you to slow down in the second ha...
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💬 1   ↑ 0   ⚑

Arthur Erickson
2 months ago

Hello Olivier,
...
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↑ 0   ⚑

Josh Angelotta
2 months ago

Is there any legal protection to start engine investors to
preclude or limit your company from diluting the shar...
Show more

💬 1   ↑ 0   ⚑

Arthur Erickson
2 months ago

Hello Josh,
...
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↑ 0   ⚑

David Eide
2 months ago

This is one of the best ideas I have heard regarding our
planet awareness starting with our food supply you ...
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💬 1   ↑ 0   ⚑

Arthur Erickson
2 months ago

Thanks for your support!
...
Show more

↑ 0   ⚑

James Bondulich
2 months ago

Hello Mike, is there any word on when the 2024
Financial results for 2024 will be out?

💬 1   ↑ 0   ⚑

Arthur Erickson
2 months ago

Hello James,
...
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↑ 0   ⚑

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.





| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE VIDEO SCRIPT

Newscaster 1: Farmers are always looking for a way to increase output, while decreasing input

Newscaster 2: And one of the players on the leading edge of the agtech is robotic aviation company, Hylio

Newscaster 3: Hylio says that the operating cost is about a third or even a quarter of the amount compared to conventional tractors and seeding rigs

Newscaster 4: Hylio drones founder Arthur Erickson is here to tell us more, welcome Arthur…

WHAT WE'VE DONE

Arthur: Hello StartEngine community and welcome to our second raise on the platform. I'm Arthur Erickson, CEO and Co-Founder of Hylio. Here at Hylio, we design, manufacture, then provide autonomous crop treatment drones, AKA AgroDrones, to food producers and agribusinesses around the world.

Our AgroDrones are non-invasive, and extremely precise; enabling our customers to apply treatments to their crops exactly where they need them…

while avoiding drift, soil compaction, and other common issues that plague traditional methods.

By reducing material input, our AgroDrones lower costs dramatically while being more sustainable for farms and surrounding ecosystems.

Thanks to their advanced artificial intelligence and high level of automation, our swarms of AgroDrones force-multiply the productivity of a single operator.

Arthur: Thanks to your support, we oversubscribed our first StartEngine round and utilized that capital to grow our business and become a powerful force in our industry.

We launched a whole new generation of products…

Then put those products in the hands of hundreds of producers and operators across the country and used their feedback to make our systems more efficient, intuitive, and reliable.

We proved our systems could outperform the flagship models ofour biggest competitors.

We grew our team from this, to this…

Which greatly increased our production and development capabilities, allowing us to deliver even better products to even more customers

We started working with some of the biggest agricultural companies in the world…

We became the first company in the US to receive permission to swarm heavy-lift drones, transforming possibilities for the entire industry

And we established a nation-wide distribution and service network which we continue to expand.

WHAT WE WILL DO

We're back on the StartEngine platform to enlist your support to achieve our goal of becoming the world's leading provider of precision agriculture UAS technology.

We'll use these new funds to launch transformative new products and technologies, including hybrid powered spray drones, nimble crop scouting drones, powerful AI tools for weed ID and treatment optimization, and automated refill/recharge systems.

We plan to multiply our team and production facilities to achieve production of 5000 or more units per year.

We'll expand our value proposition by creating a streamlined marketplace within our software to match farmers with operators; managing fleets, assets, and payments in order to offer better value to every player in the value chain.

And we aim to securestrategic partnerships and licensing deals with established distributors and manufacturers, cementing Hylios' technology as critical infrastructure for any modern agriculture operation.

CALL TO ACTION - WHY IT MATTERS

With your help, we believe our technology can become the operating system for precision agriculture across the world, enabling millions of people to produce more food, easier, and at a fraction of the cost.

At a time when it is more important than ever to know where your technology comes from, and how it's being used;

we're here to do right by our investors, our customers, and our team of hard-working Americans by adhering to our mission of feeding more people, at lower costs.

Please visit our StartEngine campaign page and make an investment in Hylio to become a stakeholder in the future of agriculture. Together, we will take farming to the next level. Elevate your farm, with Hylio.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]



Hylio is taking reservations for a possible, upcoming round. Indicate interest today.

Add to Watchlist

RESERVE NOW

GET A PIECE OF HYLIO

Autonomous Drones for Precision Agriculture

Hylio designs, manufactures, and provides innovative drone systems that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while loweri...

Show more

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.



PRECISION AGRICULTURE
ELEVATE YOUR FARM
hylio

$750,073.05 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED	RESERVATIONS
$750,073.05	49

REASONS TO INVEST

- Unique Innovation: Precision agriculture is here with Hylio's AgriDrones, offering streamlined autonomous crop care with a focus on support, safety, and American reliability.
- Significant Market Potential: Hylio's innovative UAS technology targets a $556B market by 2030, spanning Ag. Equipment ($377B), Drone Market ($100B), and Crop Protection ($79B).
- Proven Traction: Hylio has raised $1.6M* and generated over $23M in lifetime revenue, with $7.8M Q1-Q2 2024 so far

*The company has raised $1.6M combined from private offerings and prior Reg CF offerings.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Arthur Erickson • CEO
Arthur's interest in UAS began at UT Austin while studying aerospace engineering. As a researcher there, he optimized UAS controls. Seeing the potential of UAS, Arthur and his co-founders founded Hylio in 2015. Arthur has led many successful product ...
Read More



Nikhil Dixit • CTO
Nikhil Dixit received degrees in electrical engineering and computer science from UT Austin and went on to receive a master's in computer architecture. As a gifted software engineer, Nikhil joined NVIDIA while in school and was chosen to lead an AI project ...
Read More



Nick Nawratil • COO
Nick Nawratil first began working with UAS while studying aerospace engineering at UT Austin. With experience as the founder of an Austin-based utilities company, he adds supply chain, logistics, and personnel management expertise to the Hylio team. As c...
Read More





Mike Oda • CFO

A lifelong entrepreneur, Mike Oda began managing many of his family's businesses at a young age including: distribution of engineering products, housing development, a restaurant, and a Wagyu cattle ranch. While juggling those responsibilities, he receiv...

Read More

Show Less



THE PITCH

The Problem

We believe that current crop care methods can be dangerous, imprecise, and inefficient. In our view, these antiquated techniques must be replaced with smarter tools to sustainably produce more food on fewer acres to support a growing world population.



SPRAYING BY HAND
- Direct contact with potentially hazardous chemicals
- Slow and prone to human error
- Decreasing labor force



SPRAYING BY TRACTOR
- Expensive to purchase, operate, and maintain
- Tramples crops and causes harmful soil compaction
- Can't navigate challenging terrain or wet conditions



Airplanes & Helicopters
- Expensive to purchase, operate, and maintain
- Incapable of spot treatment and prone to pesticide drift issues
- Dangerous piloting conditions leading to fewer pilots and rising liability costs

OUR SOLUTION

Crop Care Transformed with Autonomous Drones



ELEVATE YOUR FARM WITH HYLIO!

Hylio's AgriDrone technology puts the power of precision agriculture into the farmer's hands.


EASY PLANNING WITH INTUITIVE SOFTWARE
Simple interface for planning treatments
HIGHER YIELDS WITH LOWER COSTS
Precision application to enhance results, lower costs
BOOST PRODUCTIVITY WITH SWARM TECH
Drone swarms cover thousands of acres

Hylio creates autonomous drone systems that are easy-to-use, effective, and reliable; putting the power of precision agriculture in the hands of farmers and operators everywhere. By combining functional and robust hardware with powerful, intuitive software, we deliver a turn-key solution that streamlines precise application of crop treatments. By using our technology, farmers boost their yields while minimizing costs and environmental impact.


hylio
AG-272
GET QUOTE
18 gallons
Up to 50 ac/hr @ 2gpa
$56,000
AG-230
GET QUOTE
8 gallons
Up to 50 ac/hr @ 1gpa
$31,000
AG-216
GET QUOTE
4.5 gallons
Up to 27.5 ac/hr @ 1gpa
$22,000
GET QUOTE
2.5 gallons
Up to 15 ac/hr @ 1gpa
$18,000

HYLIO DRONES: Hylio offers a range of drone models at affordable price points to meet different customers' needs. Ranging from 2.5-gallon, to 18-gallon capacity, Hylio's AgriDrone platforms are extremely versatile. They are nimble enough to treat challenging areas such as fence lines, tree lines, and ditches. When deployed as a swarm, they can cover hundreds, or even thousands of acres per day, rivaling the capacity of traditional methods such as tractors and helicopters.


hylio
A
B
C
D

HYLIO SOFTWARE & CONTROLS: Hylio's state-of-the-art ground control software application, AgroSol GCS, is designed in-house by Hylio's engineers and developers. Paired with Hylio's proprietary GroundLink Controller, a rugged Windows tablet with built-in RC functionality, users can access autonomous or manual control of AgriDrone swarms at the press of a button. A single operator can multiply their productivity by commanding up to three AgriDrones at a time from one GroundLink Controller.

THE OPPORTUNITY

Why Hylio?

Hylio's Story


THE UNIVERSITY OF
TEXAS
AT AUSTIN
2015
Hylio was founded in a dorm room by a group of American students at the University of Texas at Austin in early 2015.

As service providers, Hylio's used its early prototypes to treat 50,000+ acres of a wide variety of crops such as corn, soybeans, rice, and sugar cane.

2017-2019





2020

Shifting away from the service model, we moved up the value chain and focused on manufacturing and tech development. We began selling our systems to farmers, agribusinesses, and distributors across the US.

We oversubscribed our first Reg CF campaign on the StartEngine platform and used that capital to grow the team, launch new products, and expand our business.

2021-2022



2024+



Now with 550+ units sold, and $23M+ lifetime revenue, Hylio is raising again on the StartEngine platform to launch new products, expand production capabilities, and grow the team.



PUSHING THE BOUNDS OF DRONE TECHNOLOGY

ADVANCED AUTONOMY
Assign the plan, click "Takeoff", and let the AgriDrones do the rest

DEPLOY SWARMS
Deploy drone swarms to cover thousands of acres per season

PRECISION APPLICATION
RTK GPS and digital flowmeters enable centimeter-level precision for crop treatments

INTELLIGENT SYSTEMS
AI Optimized routing and detect & avoid sensors ensure safe and efficient operations

Regulatory leadership

Hylio is a pioneer in drone technology, evidenced in part by its groundbreaking achievement in February 2024: securing the first-ever US FAA approval for swarm operations with a single pilot. Swarm flying greatly increases the productivity of UAS technology, transforming the possibilities for the agricultural industry and beyond.

ESTABLISHING USA-BASED DRONE MANUFACTURING

At a time when it is more important than ever to know where your technology comes from, and how it's being used, we're here to do right by our investors, our customers, and our team of hard-working Americans by adhering to our mission of feeding more people, at lower costs with US-made systems.

Our products are manufactured at our headquarters in Richmond, Texas with both USA-made and globally-sourced components.



HYLIO HEADQUARTERS


MODERN MANUFACTURING
We use advanced manufacturing methods, such as CNC machining and 3D printing, to produce high quality components.
QUALITY CONTROL
Every Hylio AgroDrone is put through rigorous quality control testing before shipping out to customers.
CAREFUL CONSTRUCTION
Hylio technicians carefully follow manufacturing schematics to build the complex system of circuit boards, sensors, and structural components that form our AgriDrones.

THE MARKET & OUR TRACTION

Hylio - Tapping into a TAM of $556B


$377Bn
Agricultural Equipment
$100Bn
Drone Market
$556Bn
$79Bn
Crop Protection Market

Sources: Statista, Fortune, The Brainy Insights

Additional Market Sources: Grandview Research, SP Global

Hylio's UAS technology has broad applications across multiple industries. We believe our UAS technology will allow us to capture significant market share within a combined $556 billion market by 2030.


TRACTION
PREVIOUS FUNDING
approximately $1.6 million
REVENUE FIGURES
$23M Lifetime
$8M Q1-Q2 2024
REGULATORY LEADERSHIP
First-ever US FAA approval for ag-drone swarm flying
SECURITY ADVANTAGE
US-govt. vetted and secure, complying with NDAA
STRATEGIC EXPANSION
Deals secured with big industry players such as Nutrien and Wilbur Ellis
MARKET CAPTURE
Hylio has 10-20% of the market with 550+ units sold to 350+ unique customers





WHY INVEST

Join the Agricultural Revolution with Hylio

We're back on the StartEngine platform to enlist your support to achieve our goal of becoming the world's leading provider of precision agriculture UAS technology.

With your help, we believe our technology can become the operating system for precision agriculture across the world, enabling millions of people to produce more food, easier, and at a fraction of the cost.

USE OF FUNDS



HYL-HYBRID
NEW PRODUCTION FACILITIES
Construct a 40,000 sq. ft. UAS factory to multiply production capabilities
LAUNCH NEW PRODUCTS
Develop and launch innovative new products such as hybrid powered UAS, crop scouting drones, Weed ID AI and more
MARKET EXPANSION
Pursue strategic partnerships and licensing deals with industry-leading manufacturers to unlock massive scale

The above is a rendering of a future product. Images are computer-generated demo versions. Product is still currently under development and is not yet available on the market

Make an investment in Hylio to become a stakeholder in the future of agriculture. Together, we will take farming to the next level. Elevate your farm, with Hylio!



ABOUT

HEADQUARTERS WEBSITE

1020 Agnes Road
Richmond, TX 77469

View Site

Hylio designs, manufactures, and provides innovative drone systems that automate precision agriculture processes. Using Hylio's technology, farmers & operators can apply crop treatments directly to problem areas, allowing farmers to increase yields while lowering costs and environmental impact.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Hylio.



$345

Reservations Bonus

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Select

JOIN THE DISCUSSION



GB

What's on your mind?

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Post

WC

W Kim Colich
4 days ago

Hi, Speaking of Bonuses, how about Loyalty Bonus for your previous investors? Thanks for considering. ...
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AE

Arthur Erickson
2 days ago

Hello Kim,
...
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0

va

venkata alapati
5 days ago

I do not see any bonus stacking up. the only bonus that I see getting applied is the 10 percent for 500+ ...
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2 0

AE

Arthur Erickson
2 days ago

Hello Venkata,
...
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James Bondulich
7 days ago

If I remember correctly, your revenue has increased steadily since your last raise, which is nice to see and ...
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Arthur Erickson
2 days ago

Hello James,
...
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THE FUTURE OF AGRICULTURE!







hylio
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BE A PART
OF THE NEXT
AGRICULTURAL REVOLUTION!
RESERVE TODAY
GO TO
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS



Arthur Erickson • You
CEO at Hylio. Revolutionizing Drone Solutions.
5d •

If you've found yourself thinking more about where and how your food is made recently, you're not alone. More and more Americans are rightfully questioning the intricacies of our food supply chain, from top to bottom. You might be worried about the day-to-day stuff, rising food costs and potential for harmful chemical substances in your meals. Or maybe you've been concerned with the long-term environmental and economic sustainability of our current food production system. Probably all of the above.

If you care about how your food is made, I urge you to also care deeply about how the TOOLS that make your food are made. Many people take the food that they put down on their table everyday for granted. Having enough food for everyone to eat is not a given, we have to continue developing and deploying smarter and smarter tools if we hope to keep supporting our vibrant civilization. If we don't continue solving food production problems, we face dire consequences.

While the problems we face to fix our food supply are daunting, there are technological solutions that we can deploy today that will set us on the right path. I strongly believe that what we are building at Hylio is a critical piece of the growing network of solutions that we must bring to bear if we hope to have plentiful, healthy, and sustainable food for generations to come.

In short, we create drone systems that put the power of precision agriculture in the hands of farmers and operators around the world. By using our technology, farmers boost their yields while minimizing costs and environmental impact.

January 2025 marks the 10 year anniversary of Hylio. In this past decade, I have seen things about the way our food is made that have greatly disturbed me. On the flipside, I have also met thousands of farmers who are smart, dedicated, responsible, and generally just GOOD people who dedicate their lives to doing the unsung work of feeding every single one of us. I've seen the limitless potential we have to choose a different path and solve hard problems.

If you want to see positive change in the price, quantity, and quality of your food, then I have an opportunity for you to be become an active participant in that change. Check out our StartEngine reservation page to learn more about what we're doing at Hylio and how you could participate in our upcoming equity crowdfunding campaign. You can reserve shares today—this is simply an expression of interest and does not obligate you to invest.

https://lnkd.in/gVCpD4Ey

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


PRECISION
AGRICULTURE
hylio

Hylio | StartEngine
startengine.com

Hylio
October 22 at 11:20 AM ·

After fully subscribing our first Reg CF equity crowdfunding campaign on StartEngine in 2022 by raising over $1M, we're BACK on the StartEngine platform taking reservations for a possible upcoming round! With these funds, we intend to grow our team of hardworking Americans, expand US-based drone manufacturing with advanced facilities, and launch innovative products such as hybrid-powered drones and AI crop analysis tools.

Now's your chance to reserve your shares early and access an exclusive 10% Reservation Bonus! With your help, we believe our technology can become THE operating system for precision agriculture across the world, enabling millions of people to produce more food, easier, and at a fraction of the cost.

Go to https://www.startengine.com/offering/hylio to reserve your shares and join the next agricultural revolution!

#InnovationForFarmers #FarmTech #FutureOfFarming #InvestingInTechnology #TechnologyForGood #DroneInnovation #InvestInAgTech


PRECISION
AGRICULTURE
ELEVATE YOUR FARM
hylio

STARTENGINE.COM

Hylio | StartEngine

Autonomous Drones for Precision Agriculture

Learn more

hylio
start engine
JOIN THE NEXT AGRICULTURAL REVOLUTION!
BE THE FIRST IN LINE
TO RESERVE SHARES
GO TO
www.startengine.com/offering/hylio
RESERVE TODAY AND RECEIVE 10% RESERVATION BONUS
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST

hyl.io ...

hyl.io After fully subscribing our first Reg CF equity crowdfunding campaign on StartEngine in 2022 by raising over $1M, we're BACK on the StartEngine platform taking reservations for a possible upcoming round! With these funds, we intend to grow our team of hardworking Americans, expand US-based drone manufacturing with advanced facilities, and launch innovative products such as hybrid-powered drones and AI crop analysis tools.

Now's your chance to reserve your shares early and access an exclusive 10% Reservation Bonus! With your help, we believe our technology can become THE operating system for precision agriculture across the world, enabling millions of people to produce more food, easier, and at a fraction of the cost.
Go to https://www.startengine.com/offering/hylio to reserve your shares and join the next agricultural revolution!

#DronesOfInstagram #TechForFarmers #FarmLife #AgriInnovation #InvestInTech #TechRevolution #CrowdfundingSuccess #AgTechSolutions #SustainableTech

Edited · 6d

mike_ferrell1964 Missed the first round, not missing this one. Super company and great people at this facility.

1w Reply

View insights Resume ad

35 likes

October 22

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Hylio
3,275 followers
6d •

After fully subscribing our first Reg CF equity crowdfunding campaign on StartEngine in 2022 by raising over $1M, we're BACK on the StartEngine platform taking reservations for a possible upcoming round! With these funds, we intend to grow our team of hardworking Americans, expand US-based drone manufacturing with advanced facilities, and launch innovative products such as hybrid-powered drones and AI crop analysis tools.

Now's your chance to reserve your shares early and access an exclusive 10% Reservation Bonus! With your help, we believe our technology can become THE operating system for precision agriculture across the world, enabling millions of people to produce more food, easier, and at a fraction of the cost.

Go to https://lnkd.in/dJNb4zi6 to reserve your shares and join the next agricultural revolution!

#BusinessGrowth #TechStartups #ScaleUp #VentureCapital #RegulationCrowdfunding #InvestInTheFuture #InvestorCommunity #DroneManufacturing #AgricultureInnovation

hylio
start engine
BE A PART
OF THE NEXT
AGRICULTURAL REVOLUTION!
RESERVE TODAY
GO TO
www.startengine.com/offering/hylio
RESERVE NOW TO RECEIVE 10% RESERVATION BONUS
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS



Mike Oda • 1st
Delivering the Future
1w •

The journey at Hylio has been nothing short of extraordinary.

For the past 10 years, I've worked tirelessly to build a future of agriculture that's smarter, more efficient, and truly transformative for farmers.

We are excited to announce our upcoming potential equity crowdfunding campaign on StartEngine, which will provide an opportunity for early supporters to participate in Hylio's next growth phase.
https://lnkd.in/dWtUZWTF

While this is a significant step for us, it also represents exciting progress for the agricultural and drone technology industries as a whole.

To mark this milestone, we're hosting a special celebration on November 1st in Austin, after Austin Tech Week It's going to be an exciting night filled with big ideas, bold plans, and a look into the future of what's possible with Hylio leading the charge.

If you're curious about what we're building, feel free to reach out to me. I truly believe that this is one of those 'right place, right time' moments—and I feel blessed to have an opportunity to be involved in something that's poised to reshape the future.

You can also reserve your shares early through StartEngine to secure your place in this incredible journey. The future of agriculture is unfolding now, and we'd love for you to join us and help shape it.

ATX Tech Week:
https://lnkd.in/dNeHs_ZS

📅 Event Date: November 1st 6:00PM
📍 Location: Omni Hotel, Austin TX

Hylio Fundraising Afterparty: (RSVP Below)
https://lu.ma/o5sx1ea5

📅 Event Date: November 1st 9:30PM
📍 Location: Parlor & Yard, Austin, TX

Hylio StartEngine:
Reserve your shares today!
https://lnkd.in/dWtUZWTF

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Arthur Erickson Nikhil Dixit Nick Nawratil Capital Factory


"When people visit us for training or a sales demo, they see the cattle and know we're not just a bunch of technology guys. I think that's important. We understand farming and are trying to make it easier."
— Mike Oda
Hylio chief financial officer

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Hylio Back On StartEngine: Reserve Today!


hylio
start engine
JOIN THE NEXT AGRICULTURAL REVOLUTION!
BE THE FIRST IN LINE
TO RESERVE SHARES
GO TO
www.startengine.com/offering/hylio
RESERVE TODAY AND RECEIVE 10% RESERVATION BONUS
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST

Hi <<First Name>>,

At Hylio, we're transforming agriculture with cutting-edge drone technology that helps farmers grow more while reducing costs and environmental impact. Now, we're inviting you to join us in this mission by becoming a stakeholder in Hylio's future. You can now reserve shares in Hylio through our upcoming equity crowdfunding campaign on StartEngine! Take this opportunity to help shape the future of food production and make a difference for our planet.

Reserve your shares now and get a 10% bonus. Here's the page link:

👉 **StartEngine Reservation Page**

Why Hylio?

• Boosts farm yields while reducing costs
• Minimizes environmental impact through precision agriculture
• Helps secure the future of food production for generations to come

Exclusive Perks for Investors

By investing in Hylio, you'll not only be helping to shape the future of agriculture but also have the opportunity to unlock exclusive investor perks based on your investment level. Here are just a few of the perks available:

Early Bird 1: Invest $1,000+ to receive an exclusive Hylio Investor Hat + 3% bonus
Early Bird 2: Invest $5,000+ to receive the Hat + access to Hylio Owners Community Discord Channel + 5% bonus
Early Bird 3: Invest $10,000+ to receive the Hat, Discord access, + exclusive access to virtual quarterly update calls from the CEO + 8% bonus
Early Bird 4: Invest $20,000+ to receive all the above perks + a tour of Hylio HQ and a meet-and-greet with the founders (Travel fees NOT included) + 10% bonus

As our campaign progresses, there will also be flash perks available for investors at different times, so stay tuned.

Don't miss your chance to be part of the next agricultural revolution!

Disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

RESERVE NOW!

  



PRECISION CROP CARE

Copyright (C) 2024 Hylio Inc. All rights reserved.

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hylio

PRECISION CROP CARE

Hylio Back On StartEngine: Reserve Today!


hylio
start engine
BE A PART
OF THE NEXT
AGRICULTURAL REVOLUTION!
RESERVE TODAY
GO TO
www.startengine.com/offering/hylio
RESERVE NOW TO RECEIVE 10% RESERVATION BONUS
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS

Hello Hylio investors,

Firstly, thank you all for your early support of our company. We would not be here today without your contribution to our company. We're excited to announce that it's that time again! Hylio is planning another Reg CF equity crowdfunding raise on the StartEngine platform. Our reservation page is already live at:

https://www.startengine.com/offering/hylio

As you might recall from the first campaign, there will similarly be several Perk Opportunities for you to access available bonuses. The four bonuses available will be (1) the reservation bonus of 10% (2) the loyalty bonus of 10% (3) the early bird bonus up to a maximum of 10% and (4) the 10% StartEngine Venture Club bonus. These four perk categories can stack meaning you can access a maximum of 40% bonus! I'll briefly explain the perks below:

Reserve now to get access to a 10% reservation bonus. Note that if you plan to invest, you should reserve now on the TTW (Testing the Waters Reservation Page) linked above because this 10% bonus is no longer accessible once the raise launches (possibly early November).

Loyalty Bonus

As you are all previous investors from our fist campaign, you have also been put on our "Loyalty" list meaning you would get another available 10% bonus if you choose to invest in the live campaign.

Time/Amount Based Bonus

If you invest within the first 2-weeks, you can access "Early-Bird" bonuses which scale based on the amount you ultimately invest in our upcoming campaign. See the summary below for details on the bonus percentages and their corresponding investment amount thresholds.

Early Bird 1: $1,000+ = Perk1 (Exclusive Hylio Investor Hat) + 3% bonus
Early Bird 2: $5,000+ = Perk1 + Perk2 (Access to Hylio Owners Community Discord Channel) +5% bonus
Early Bird 3: $10,000+ = Perk1 + Perk2 + Perk3 (Access to virtual, quarterly update call from CEO) + 8% bonus
Early Bird 4: $20,000+ = Perk1 + Perk 2 + Perk3 + Perk4 (Hylio HQ Site Tour and Meet-And-Greet with Founders - Travel fees NOT included) + 10% bonus

If, for whatever reason, you miss the chance to invest within the first 2 weeks, then you can still access bonuses based on the amount you invest, but they are lower than the Early-Bird perks so you are encouraged to get in early! The amount based perks are found below:

Tier 1 Perk: $1000+ = Perk1 (Exclusive Hylio Investor Hat)
Tier 2 Perk: $5000+ = Perk1 + Perk2 (Access to Hylio Owners Community Discord Channel) + 1% bonus
Tier 3 Perk: $10,000+ = Perk1 + Perk2 + Perk3 (Access to virtual, quarterly update call from CEO) + 3% bonus

Tier 4 Perk: $20,000+ = Perk1 + Perk 2 + Perk3 + Perk4 (Hylio HQ Site Tour and
Meet-And-Greet with Founders - Travel fees NOT included) + 5% bonus

StartEngine Venture Club Bonus

If you subscribe to the StartEngine Venture Club ($275.00 annually), then you will
access another 10% bonus if you if you choose to invest. Note that you must
subscribe to this service BEFORE making your investment into Hylio's upcoming
campaign to ensure that you receive the bonus. StartEngine has confirmed that as
long as you have a valid subscription when you make the investment, then you will
earn your bonus. Your subscription could be discontinued the next year and you
would still retain any bonus you earned when your subscription was active.

Tell your Friends!

Please feel free to spread the news and get your networks excited about the
opportunity to participate in Hylio's planned, upcoming round. Our planned goal for
this upcoming Reg CF raise is the cap of $5M. With your help, we think we can
easily smash that target and supercharge our company's growth. I urge you to
continue your support of the next agricultural revolution by joining us on this next
step of our journey. Help us elevate farms around the world with our drone
technology. Thank you!

[Reserve Now!]

  



Copyright (C) 2024 Hylio Inc. All rights reserved.

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